Filed Pursuant to Rule 424(b)(5)

Registration No. 333-282456

PROSPECTUS SUPPLEMENT

(To Amendment No. 1 Dated November 29, 2024

To Prospectus Supplement Dated October 23, 2024

To Prospectus Supplement dated October 11, 2024

and Prospectus dated October 10, 2024)

Up to $6,100,000

Common Stock

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus supplement dated October 23, 2024, as amended by the amendment no. 1 dated November 29, 2024, and the prospectus supplement dated October 11, 2024, (collectively the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.0001 per share, pursuant to the terms of that certain At The Market Offering Agreement (the “Sales Agreement”) with Ladenburg Thalmann & Co. Inc. (“Ladenburg”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus and Registration Statement on Form S-3 containing the base prospectus dated October 10, 2024 (File No. 333-282456) (collectively, the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements.

Since our entry into the Sales Agreement, we have offered and sold 3,850,273 shares of common stock for gross proceeds of $5.0 million pursuant to the Sales Agreement.

We are filing this Prospectus Supplement to supplement the ATM Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an additional aggregate of $6,100,000 of our common stock for sale under the Sales Agreement, not including the shares of common stock previously sold pursuant to the Sales Agreement. This Prospectus Supplement amends and/or supplements only those sections of the ATM Prospectus as listed in this Prospectus Supplement; all other sections of the ATM Prospectus remain as is.

Our common stock is listed and traded on the NYSE American LLC (“NYSE American”) under the symbol “CLDI.” On February 3, 2025, the last reported sale price of our common stock on NYSE American was $1.05 per share.

We are no longer subject to General Instruction I.B.6. of Form S-3 as the aggregate market value of our common stock held by non-affiliates equaled or exceeded $75.0 million as of January 10, 2025. If we become subject to the offering limitations contained in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” in the Prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this Prospectus Supplement is February 4, 2025.

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